UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that Boston Scientific Corporation has elected to become the exclusive worldwide licensee to Angiotech’s coronary drug-eluting stent technology. Under the terms of the 1997 License Agreement between Boston Scientific and Angiotech, Boston Scientific’s royalty obligation for sales of licensed coronary vascular products (e.g., TAXUS™) will be increased by one percent. This will have the effect of increasing Angiotech’s TAXUS™ royalty revenues by approximately 14% (elevating the royalty tiers to 6%, 8%, and 11%, respectively).

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  November 23, 2004

      By:/s/

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Angiotech Pharmaceuticals, Inc.

1618 Station Street, Vancouver, BC, Canada V6A 1B6

Item 2

Date of Material Change

Tuesday, November 23, 2004

Item 3

News Release

A press release providing notice of the material change was issued on Tuesday, November 23, 2004 via Canada NewsWire and PR Newswire.

Item 4

Summary of Material Change

Angiotech Pharmaceuticals, Inc. announced that Boston Scientific Corporation has elected to become the exclusive worldwide licensee to Angiotech’s coronary drug-eluting stent technology. Under the terms of the 1997 License Agreement between Boston Scientific and Angiotech, Boston Scientific’s royalty obligation for sales of licensed coronary vascular products (e.g., TAXUS™) will be increased by one percent. This will have the effect of increasing Angiotech’s TAXUS™ royalty revenues by approximately 14% (elevating the royalty tiers to 6%, 8%, and 11%, (respectively)

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not filed on a confidential basis

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Contact:                 David M. Hall, Chief Financial Officer
Telephone:             (604) 221-7676

Dated at the City of Vancouver, in the Province of British Columbia, this 23rd   day of November, 2004.

Angiotech Pharmaceuticals, Inc.

DAVID M. HALL, CHIEF FINANCIAL OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE
NEWS RELEASE
November 23, 2004

BOSTON SCIENTIFIC EXERCISES RIGHTS TO EXCLUSIVE CORONARY LICENSE

- Angiotech Grants Boston Scientific Sublicensing Rights in Coronary Vascular Field -

VANCOUVER BC, November 23, 2004 –  Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) announced today that Boston Scientific Corporation has elected to become the exclusive worldwide licensee to Angiotech’s coronary drug-eluting stent technology. Under the terms of the 1997 License Agreement between Boston Scientific and Angiotech, Boston Scientific’s royalty obligation for sales of licensed coronary vascular products (e.g., TAXUS™) will be increased by one percent. This will have the effect of increasing Angiotech’s TAXUS™ royalty revenues by approximately 14% (elevating the royalty tiers to 6%, 8%, and 11%, respectively).

Angiotech has also granted Boston Scientific the right to sublicense the drug-eluting coronary vascular technology to third parties for approximately $14 million and other contingent amounts.  Should Boston Scientific elect to exercise its sublicensing rights, Angiotech would receive a percentage of any sublicensing consideration paid to Boston Scientific (subject to a minimum and maximum amount) and a royalty rate payable on any third party product sales.

“Over the past few months, we have concluded a series of agreements that have substantially enhanced our strategic and economic position,” said William Hunter, MD, MSc, President and CEO of Angiotech. “The net benefits include an increased royalty rate on TAXUS™, improved potential returns on Cook’s peripheral paclitaxel-coated stent, and the opportunity for substantial payments and augmented royalty rates should the technology be sublicensed.”

TAXUS™ was approved for sale in Europe on January 21, 2003 and in the US on March 4, 2004. As of September 30, 2004, US TAXUS™ sales surpassed US$1.0 billion and total worldwide sales exceeded US$1.6 billion, making the launch of TAXUS,™ an example of Angiotech’s pioneering drug-eluting stent technology,  one of the most successful commercial launches in medical history.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-eluting medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12